Exhibit 23

Consent of Independent Registered Public Accounting Firm

Board of Directors
Murphy USA Inc.

We hereby consent to incorporation by reference in the Registration Statement (No. 333-191131) on Form S-8 of Murphy USA Inc. of our report dated June 26, 2019, with respect to the statements of net assets available for benefits of the Murphy USA Inc. Savings Plan, as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2018, which is included in the December 31, 2018, Annual Report on Form 11-K of the Murphy USA Inc. Savings Plan.

/s/ BKD, LLP

Little Rock, Arkansas
June 26, 2019